June 9, 2006

Via Facsimile ((202) 857-6395) and U.S. Mail

Deborah Schwager Froling, Esq.
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, DC  20036

RE:	ICON Cash Flow Partners L.P. Seven
      Schedule 14D-9/A filed June 7, 2006
      File No. 005-81835

Dear Ms. Froling:

      We have the following comments on the above-referenced filing.

Schedule 14D-9

The Solicitation or Recommendation, page 2
1. We note your response to comment 3. Refer to your disclosure, as expanded in your response, that the bidders may have difficulty paying for all tendered securities given the bidders` other outstanding offers. Please note, and confirm your understanding, that in future filings, you may not make allegations (in this case, a statement contradicting the bidders` disclosure) without clear support for your beliefs. Refer to Section 14(e) of the Securities
Exchange Act of 1934.

Additional Information, page 7
2. We reissue comment 8 in part. Please explain the consequences of the bidders being treated as assignees. Will these provisions prevent the bidders from accepting the units tendered? Will they prevent the bidders from paying for accepted units?








Closing Information

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Deborah Schwager Froling, Esq.
Arent Fox PLLC
June 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE